

Mail Stop 4631

July 14, 2009

<u>Via U.S. mail and facsimile</u>

Mr. John E. Fischer
Vice President and Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530,
Clayton, Missouri 63105

      RE: Form 10-K for the fiscal year ended December 31, 2008
               Form 10-Q for the period ended March 31, 2009
                   File No. 1-1070

Dear Mr. Fischer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief